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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

i-STAT Corporation (Name of Issuer)
Common Stock, par value $.15 per share (Title of Class of Securities)
450312 10 3 (CUSIP Number)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 12, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP NO.:            450312 10 3

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abbott Laboratories I.R.S. Identification No. 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER 2,000,000 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 7,079,441 shares(1)
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER 2,000,000 shares

		10	WITH SHARED DISPOSITIVE POWER 7,079,441 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,079,441 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%(1)(2)

14	TYPE OF REPORTING PERSON CO

(1)
Includes 977,786 shares of common stock (the "Common Shares") of i-STAT Corporation (the "Company") owned by certain individual stockholders, which may be deemed to be beneficially owned by Abbott pursuant to the Tender Agreements described in Item 4 below. Abbott has also entered into a Tender Agreement with Cerberus Capital Management, L.P. and certain of its affiliates (collectively, "Cerberus") relating to the following securities owned by Cerberus: (i) 1,919,702 Common Shares, (ii) 30,000 shares of Series D Convertible Preferred Stock of i-STAT (the "Series D Shares")(which shares are convertible into up to 3,750,000 Common Shares), and (iii) warrants to purchase up to 937,500 Common Shares (the "Warrants"). Pursuant to the terms of the Series D Shares and the Warrants, the number of Common Shares that may be acquired upon conversion of the Series D Shares or upon exercise of the Warrants is limited so that, subject to certain exceptions, the total number of Common Shares then beneficially owned by the holder thereof may not exceed 24.99% of the issued and outstanding Common Shares (including the Common Shares issuable upon such conversion or exercise). Assuming that there are 20,234,434 Common Shares outstanding as of December 11, 2003, as represented by the Company in the Merger Agreement (as defined below), Abbott, as a result of the Tender Agreement entered into with Cerberus, may be deemed to be the beneficial owner of 1,919,702 Common Shares and 4,181,953 Common Shares issuable upon conversion of Series D Shares and/or exercise of Warrants. The beneficial ownership information set forth in this paragraph is based on information contained in the Company's proxy statement filed on March 13, 2003 and in a Schedule 13D filed by Stephen Feinberg on January 24, 2002.

(2)
The calculation of this percentage is based on the 20,234,434 Common Shares outstanding as of December 11, 2003, as represented by the Company in the Merger Agreement, and the assumed issuance of 4,181,953 Common Shares upon the conversion of Series D Shares and the exercise of Warrants owned by Cerberus within the 24.99% limitation described in (1) above.

        This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott"), on August 13, 1998, as amended on September 2, 1998 (as so amended the "Amended Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Amended Schedule 13D.

Item 1. Security and Issuer.

        This statement relates to shares of the common stock, par value $.15 per share (the "Common Shares"), of i-STAT Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 104 Windsor Center Drive, East Windsor, New Jersey, 08520. The telephone number for the Company is (609) 443-9300.

Item 2. Identity and Background.

        (a) – (c)    The person filing this statement is Abbott. Abbott is a corporation organized and existing under the laws of the State of Illinois. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. Abbott's telephone number is (847) 937-6100.

        The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Abbott are as set forth in Annex I hereto and incorporated herein by this reference.

        (d) – (e)    Neither Abbott nor any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Purchaser intends to purchase all of the Securities in the Offer (each as defined below). The Offer is not conditioned upon Abbott's ability to finance the purchase of Securities pursuant to the Offer.

        Abbott estimates that the total amount of funds required to purchase all of the outstanding Securities pursuant to the Offer and the Merger (as defined below) will be approximately $391.6 million, plus approximately $12.8 million in related fees and expenses for Abbott and the Company. Abbott has available to it sufficient funds to close the Offer and the Merger and will cause its subsidiary Senator Acquisition Corporation, a Delaware corporation (the "Purchaser"), to have sufficient funds available to close the Offer and the Merger. Abbott expects to obtain the necessary funds from cash on hand and its other working capital resources.

Item 4. Purpose of Transaction

        On December 12, 2003, Abbott, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the commencement of a tender offer (the "Offer") by the Purchaser to purchase (i) all outstanding Common Shares at a price of $15.35 per Common Share (the "Offer Price"), (ii) all outstanding shares of Series D Convertible Preferred Stock of the Company (the "Series D Shares"), at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer (the "Expiration") without regard to restrictions on beneficial ownership, and (iii) all outstanding warrants to purchase Common Shares at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash (such warrants, together with the Common Shares and the Series D Shares, the "Securities").

        The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Common Shares and Series D Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

        The Offer will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Securities, that, together with any other Common Shares then beneficially owned by Abbott or the Purchaser, represent at least a majority in voting power of the total outstanding voting securities of the Company on a fully-diluted basis, and (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Securities tendered pursuant to the Offer, having been obtained or made prior to the expiration of the Offer.

        Upon completion of the Offer and satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation"). On the effective date of the Merger (the "Effective Time"), (i) each outstanding Common Share (other than Common Shares that are held by the Company as treasury stock or owned by the Company, any of its subsidiaries, Abbott or the Purchaser and other than Common Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law), will be converted into the right to receive $15.35 per Common Share in cash, or any higher price per Common Share paid pursuant to the Offer, without interest thereon, and (ii) each Series D Share issued and outstanding immediately prior to the Effective Time (other than Series D Shares that are held by the Company as treasury stock or owned by the Company, any of its subsidiaries, Abbott or the Purchaser and other than Series D Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law), will be converted into the right to receive, at the option of the holder thereof, the cash amount that would be payable to the holder of such Series D Share pursuant to (i) Section 4(a) of the Certificate of Designation of the Series D Shares upon a Liquidation Event (as defined therein), or (ii) Section 7(c)(vi) of the Certificate of Designation of the Series D Shares.

        The closing of the Merger will occur on the second business day after the date on which the last of the closing conditions to the Merger contained in the Merger Agreement has been satisfied or waived or on such other date as the Company and Abbott may agree. The Merger is subject to a number of conditions set forth in the Merger Agreement.

        Certain stockholders of the Company (the "Principal Stockholders") have agreed, pursuant to Tender Agreements, each dated December 12, 2003 (collectively the "Tender Agreements"), between Abbott and each of the Principal Stockholders, to tender all of their respective Securities in the Offer and to vote all their respective Securities in favor of the Merger and against any alternative acquisition proposal. In addition, the Principal Stockholders have granted Abbott a proxy to vote their respective Securities exercisable under certain conditions.

        The preceding are summaries of certain principal terms of the Merger Agreement and Tender Agreements and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this Amendment and are incorporated in this Amendment by this reference. The full text of the joint press release filed as an exhibit to this Amendment is also incorporated in this Amendment by this reference.

        Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Securities by the Purchaser pursuant to the Offer, Abbott currently intends to seek maximum representation on the Board of Directors of the Company (the "Company Board"), subject to the requirement in the Merger Agreement that regarding the presence of at least two Continuing Directors (as defined in the Merger Agreement) on the Company Board until the Effective Time. In addition, the Merger Agreement provides that, upon consummation of the Merger: (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until changed or amended as provided therein or by applicable law; (ii) the bylaws of the Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until changed or amended as provided therein or by applicable law; (iii) the directors of the Purchaser immediately prior to the Effective Time initially will be the directors of the Surviving Corporation; and (iv) the officers of the Company at the Effective Time initially will be the officers of the Surviving Corporation.

        Abbott anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will become a wholly-owned subsidiary of Abbott, that Abbott will seek to cause the Common Shares to be delisted from quotation on the Nasdaq National Market and registration of the Common Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, to be terminated.

Item 5. Interest in Securities of the Issuer.

        (a)—(b) Abbott is the beneficial owner of 2,000,000 Common Shares, representing approximately 8.2% of the outstanding Common Shares. In addition, by reason of its execution and delivery of the Tender Agreements, Abbott may be deemed to be the beneficial owner of 7,079,441 Common Shares, representing approximately 29.0% of the outstanding Common Shares, which are held by the Principal Stockholders. Accordingly, Abbott may be deemed to be the beneficial owner of an aggregate of 9,079,441 Common Shares, representing approximately 37.2% of the outstanding Common Shares. The calculations of the ownership percentages in this paragraph assume the issuance of 4,181,953 Common Shares upon the conversion of Series D Shares and the exercise of Warrants owned by Cerberus within the 24.99% limitation described in footnote (1) above. The beneficial ownership information set forth in this paragraph is based on information contained in the Company's proxy statement filed on March 13, 2003 and in a Schedule 13D filed by Stephen Feinberg on January 24, 2002.

        With respect to the voting of the Common Shares, Abbott has the power to vote or cause the vote of all of the 9,079,441 Common Shares referred to in this paragraph, subject to certain restrictions and limitations set forth in the Common Stock Purchase Agreement between Abbott and the Company dated as of August 3, 1998 and in the Tender Agreements.

        (c)   Except for the execution and delivery of the Tender Agreements, no transactions in the Common Shares were effected by Abbott or, to its knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

        (d) – (e)    Inapplicable.

        References to, and descriptions of, the Tender Agreements in this Item 5 are qualified in their entirety by this reference to the Tender Agreements, copies of which are filed as Exhibits 99(a)(2)—99(a)(11) to this Amendment and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

        Reference is made to Item 4 above.

        Except as provided in the Merger Agreement and the Tender Agreements and as otherwise referred to or described in this Amendment, and except as otherwise described in the Amended Schedule 13D, to Abbott's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99(a)(1)	Agreement and Plan of Merger, dated as of December 12, 2003, by and among Abbott Laboratories, Senator Acquisition Corporation and i-STAT Corporation
99(a)(2)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Cerberus Capital Management, LP
99(a)(3)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Bruce Basarab
99(a)(4)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and J. Robert Buchanan
99(a)(5)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Sam H. Eletr
99(a)(6)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Daniel R. Frank
99(a)(7)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and William P. Moffitt
99(a)(8)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Lorin J. Randall
99(a)(9)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Lionel N. Sterling
99(a)(10)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Anne M. VanLent
99(a)(11)	Tender Agreement, dated as of December 12, 2003, by and among Abbott Laboratories and Michael P. Zelin
99(a)(12)	Joint Press Release issued by Abbott Laboratories and i-STAT Corporation on December 15, 2003*

*
Incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on December 15, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer

Dated: December 16, 2003

ANNEX I

Information Concerning Executive Officers and
Directors of Abbott Laboratories

        The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and, where applicable, the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.

Corporate Officers

Name	Present Position with Abbott	Citizenship
Miles D. White*	Chairman of the Board and Chief Executive Officer and Director	U.S.A.
Jeffrey M. Leiden*	President and Chief Operating Officer, Pharmaceutical Products Group and Director	U.S.A.
Richard A. Gonzalez*	President and Chief Operating Officer, Medical Products Group and Director	U.S.A.
Christopher B. Begley*	Senior Vice President, Hospital Products	U.S.A.
Jose M. de Lasa*	Senior Vice President and General Counsel	U.S.A.
William G. Dempsey*	Senior Vice President, Pharmaceutical Operations	U.S.A.
Gary E. McCullough*	Senior Vice President, Ross Products	U.S.A.
Thomas C. Freyman*	Senior Vice President, Finance and Chief Financial Officer	U.S.A.
Greg W. Linder*	Vice President and Controller	U.S.A.
Guillermo A. Herrera*	Senior Vice President, International Operations.	Colombia
Joseph M. Nemmers, Jr*	Senior Vice President, Diagnostic Operations	U.S.A.
Thomas M. Wascoe*	Senior Vice President, Human Resources	U.S.A.
Lance B. Wyatt*	Senior Vice President and President, Global Pharmaceutical Manufacturing	U.S.A.
John Arnott	Vice President, Hospital Products Business Sector	United Kingdom
Catherine V. Babington	Vice President, Investor Relations and Public Affairs	U.S.A.
Michael G. Beatrice	Vice President, Corporate Regulatory and Quality Science	U.S.A.

Oliver Bohuon	Vice President, European Operations	France
Charles M. Brock	Vice President, Chief Ethics and Compliance Officer	U.S.A.
William E. Brown, III	Vice President, Diagnostic Assays and Systems Development	U.S.A.
Douglas C. Bryant	Vice President, Diagnostic Global Commercial Operations	U.S.A.
Thomas F. Chen	Vice President, Pacific, Asia, and Africa Operations	U.S.A.
Jaime Contreras	Vice President, Diagnostic Commercial Operations, Europe, Africa and Middle East	Mexico
Michael J. Collins	Vice President, Diagnostics Commercial Operations, U.S. and Canada	U.S.A.
Thomas H. Dee	Vice President, Internal Audit	U.S.A.
Edward J. Fiorentino	Vice President and President, MediSense Products	U.S.A.
Stephen R. Fussell	Vice President, Compensation and Development	U.S.A.
Mark F. Gorman	Vice President, Ross Products, Medical Nutritionals	U.S.A.
Robert B. Hance	Vice President and President, Vascular Devices	U.S.A.
Terrence C. Kearny	Vice President and Treasurer	U.S.A.
James J. Koziarz	Vice President, Hepatitis/Retrovirus Research and Development and Assay Technical Support, Diagnostic Products	U.S.A.
John C. Landgraf	Vice President, Quality Assurance and Compliance Medical Products Group	U.S.A.
Elaine R. Leavenworth	Vice President, Government Affairs	U.S.A.
Gerald Lema	Vice President, Diagnostics Operations, Asia and Pacific	U.S.A.
John M. Leonard	Vice President, Global Pharmaceutical Development	U.S.A.
Holger Liepmann	Vice President, Japan Operations	Germany
Richard J. Marasco	Vice President, Ross Products, Pediatrics	U.S.A.
Heather L. Mason	Vice President, Pharmaceutical Products, Specialty Operations	U.S.A.
P. Loreen Mershimer	Vice President, Hospital Products Business Sector	U.S.A.
Edward L. Michael	Vice President and President, Molecular Diagnostics	U.S.A.

Karen L. Miller	Vice President, Information Technology	U.S.A.
Sean Murphy	Vice President, Global Licensing/New Business Development	U.S.A.
Daniel W. Norbeck	Vice President, Global Pharmaceutical Discovery	U.S.A.
Edward A. Ogunro	Vice President, Hospital Products Research and Development, Medical and Regulatory Affairs	U.S.A.
Roberto Reyes	Vice President, Latin America and Canada	Colombia
Laura J. Schumacher	Vice President, Secretary and Deputy General Counsel	U.S.A.
AJ J. Shoultz	Vice President, Taxes	U.S.A.
Mary T. Szela	Vice President, Pharmaceutical Products, Primary Care Operations	U.S.A.
James L. Tyree	Vice President, Global Licensing/New Business Development	U.S.A.
Steven J. Weger, Jr.	Vice President, Corporate Planning and Development	U.S.A.
Susan M. Widner	Vice President, Abbott HealthSystems	U.S.A.

*
Pursuant to Item 401(a) of Regulation S-K, Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).

Directors

Name	Position/Present Principal Occupation or Employment and Business Address
Roxanne S. Austin	President and Chief Operating Officer DIRECTV, Inc. 2230 East Imperial Highway El Segundo, California 90245	U.S.A.
H. Laurance Fuller	Retired Co-Chairman, BP Amoco, p.l.c. c/o Primary Business Center 1111 E. Warrenville Road Suite 257 Naperville, Illinois 60563	U.S.A.
Richard A. Gonzalez	Officer of Abbott	U.S.A.
Jack M. Greenberg	Retired Chairman and Chief Executive Officer McDonald's Corporation 333 W. Wacker Drive Suite 1015 Chicago, Illinois 60606	U.S.A.
Jeffrey M. Leiden, M.D., Ph.D.	Officer of Abbott	U.S.A.

The Rt. Hon. Lord Owen CH	Executive Chairman of Global Natural Energy, p.l.c. House of Lords Westminster, London SW1A OPW, England	United Kingdom
Boone Powell, Jr.	Retired Chairman Baylor Health Care System 9209 Westview Circle Dallas, Texas 75231	U.S.A.
Addison Barry Rand	Chairman and Chief Executive Officer Equitant Six Landmark Square 4th Floor Stamford, Connecticut 06901	U.S.A.
W. Ann Reynolds, Ph.D.	Director, Center for Community Outreach and Development The University of Alabama at Birmingham 933 9th Street South, Room 503-A Birmingham, Alabama 35294-2041	U.S.A.
Roy S. Roberts	Retired Group Vice President, North American Vehicle Sales, Service and Marketing General Motors Corporation 401 N. Michigan Avenue Suite 550 Chicago, Illinois 60611	U.S.A.
William D. Smithburg	Retired Chairman and Chief Executive Officer The Quaker Oats Company 676 N. Michigan Avenue Suite 3860 Chicago, Illinois 60611	U.S.A.
John R. Walter	Retired President and Chief Operating Officer, AT&T Corporation and Former Chairman and Chief Executive Officer R.R. Donnelley & Sons Company 401 N. Ahwahnee Road Lake Forest, Illinois 60045	U.S.A.
Miles D. White	Officer of Abbott	U.S.A.

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SIGNATURE
ANNEX I Information Concerning Executive Officers and Directors of Abbott Laboratories